FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	English translation of letter to the Buenos Aires Stock Exchange, dated July 3, 2008, regarding Resolution 1004/08 of the Secretariat of Communications that was notified to the indirect shareholders of the Company, Telecom Italia S.p.A and to Telecom Italia International NV.

2.	Copy of Resolution 1004/08 of the Secretariat of Communications that was notified to the indirect shareholders of the Company, Telecom Italia S.p.A and to Telecom Italia International NV.

NORTEL INVERSORA S.A.

Buenos Aires, July 3, 2008

Mr. Chairman of the

Comisión Nacional de Valores

Dr. Eduardo Hecker

RE: Resolution N° 1004/08 of the Secretariat of Communications

Dear Sir:

In my capacity as Responsible for Market Relations of Nortel Inversora S.A. (“Nortel” or the “Company”), please find attached a copy of the Note N° 1004/08 issued by the Secretariat of Communications that was sent to us by the indirect shareholders of the Company, Telecom Italia S.p.A. and Telecom Italia International NV.

Moreover, we would like to inform that Nortel has not received any communication or notification related to the attached Note.

Yours sincerely,

José Gustavo Pozzi

Responsible for Market Relations

Nortel Inversora S.A.

Ministry of Federal Planning

Public Investment and Services

Secretariat of Communications

NOTE C.S. No. 1004/08

Buenos Aires, June 26, 2008

Messrs.

Telecom Italia SpA

Telecom Italia Internacional NV

Av. Eduardo Madero 900, 26th floor

City of Buenos Aires

We hereby inform you that under the proceedings mentioned below, the Communications Secretariat has decided that Telecom Italia SpA (“Telecom Italia”) and Telecom Italia Internacional NV (“Telecom Italia Internacional”) shall refrain from doing the following acts without obtaining the express and effective approval of this Secretariat: (a) executing any contract, agreement or legal act which implies or may imply an increase, for any reason, of its shareholding interest, direct or indirect, in Sofora Telecomunicaciones S.A. (“Sofora”), Nortel Inversora S.A. (“Nortel”), Telecom Argentina S.A. (“Telecom Argentina”) or Telecom Personal S.A. (“Telecom Personal”). (b) executing any contract, agreement or legal act which implies or may imply any disposition to third parties –whether controlled, controlling, related companies or otherwise- of the rights to which Telecom Italia or Telecom Italia Internacional are entitled in respect of Sofora shares or of the rights to which Telecom Italia and Telecom Italia Internacional are entitled in relation to the purchase options on Sofora shares, (c) executing any contract, agreement or legal act which implies or may imply any disposition to third parties –whether controlled, controlling, related companies or otherwise- intended to limit, restrict or distort competition or access to the Argentine telecommunications markets and/or which may represent abuse of a dominant position on a market to the detriment of the general economic interests.

-I-

On April 28, 2007 PIRELLI & C. S.P.A. (“Pirelli”), SINTONIA S.P.A. AND SINTONIA S.A. (“Sintonia”), as sellers, and TELEFONICA S.A. (“Telefónica de España”), ASSICURAZIONI GENERALI S.P.A. (“AG”), INTESA SANPAOLO S.P.A. (“Intensa”), Sintonia and MEDIOBANCA S.p.A (“Mediobanca”), as purchasers, entered into a series of agreements whereby Pirelli and Sintonia sold 100% of the shares of OLIMPIA S.P.A. (“Olimpia”), the main assets of which are shares of Telecom Italia S.p.A. (“TELECOM ITALIA”).

Such agreements provided that the purchasers would use a common corporate vehicle, later on named Telco S.p.A. (“Telco”) which would receive the shares of Olimpia and, at the same time, a direct contribution from AG and Mediobanca in shares of Telecom Italia.

The voting shares of Telecom Italia owned by Olimpia (approximately 18%) and the voting shares of Telecom Italia that AG and Mediobanca jointly undertook to contribute to Telco (5.6%) represent, as a whole, 23.6% of the voting rights of Telecom Italia.

Later on, Olimpia merged with Telco and Telco purchased an additional stake in Telecom Italia, thus becoming the owner of approximately 24.5% of the voting shares of Telecom Italia.

All the transfers of Telecom Italia voting shares, whether direct or indirect, shall hereinafter be referred to as the “Transaction”.

Telecom Italia holds 50% of Sofora shares, directly and indirectly through Telecom Italia Internacional. Sofora owns 67.78% of the shares of Nortel (which represent 100% of the ordinary shares of Nortel). Nortel has 54.74% of the capital stock of Telecom Argentina. Nortel and Telecom Argentina, jointly, are the owners of 100% of the capital stock and voting rights of Telecom Personal.

Telecom Italia Internacional has two options to acquire the remaining 50% of Sofora shares (Docket No. S01:200801/2003 of the Registry of the Ministry of Federal Planning, Public Investment and Services).

-II-

Under its scope of authority (mainly decrees 62/1990, 677/1990, 764/2000 and 1142/2003), the Communications Secretariat is reviewing the Transaction.

In such respect, we must remember that Section 1 of Law 23696 declared the provision of public services in state of emergency, and Sections 8 and 10 established that in order to allow for the privatization of companies owned by the National Government such companies must be subject to privatization, and the National Executive Branch was authorized to conduct the privatization processes with the authority to exclude all monopolistic privileges and/or provisions and/or discriminatory prohibitions which, if maintained, would impair the achievement of the privatization goals or prevent the relevant service demonopolization.

Decree 731/1989 provided for the privatization of the basic telephone services based on the total or partial award of the shares of two corporations which would be granted the license for the provision of basic telephone services in two areas to be defined in the relevant bidding specifications. Such corporations would be assigned certain assets from ENTEL. The intention of such Decree was to demonopolize and deregulate the telecommunication service so as to improve it for the benefit of users.

Decree 62/1990 called an International Public Bidding for the privatization of the telecommunication service through the sale of the shares of the corporations created by Decree 60/1990, under the terms of Decree 731/1989, as amended, pursuant to the guidelines set forth in the Bidding Specifications which was approved by the Decree first mentioned in this paragraph, as amended.

Decree 2332/1990 approved the transfer of shares of the Licensee Companies created by Decree 60/1990 which were awarded 60% of the shares of Sociedad Licenciataria Norte S.A. and Sociedad Licenciataria Sur S.A.

Section 42 of the National Constitution, as amended in 1994, inter alia, acknowledged goods and services users and consumers the right to freedom of choice and established that the authorities shall safeguard such right, defend competition against any form of market distortion, control natural and legal monopolies and quality and efficiency of public services.

In line with the constitutional provision, Decree 264/1998 was passed to govern mainly issues on defense of competition, as it arises from its whereas clauses.

Law 25,000 approved the Fourth Protocol to the General Agreement on Trade in Services adopted in Geneva, Swiss Confederation, on April 15, 1997. Under this agreement, the Republic of Argentina undertook the duty to ensure that such suppliers that jointly or individually are dominant suppliers refrain from using or maintaining anti-competitive practices.

Decree 465/2000 provided for complete deregulation of the telecommunications service provision market, as from November 9, 1990, without any restriction under the treaties executed by the Republic of Argentina.

Decree 764/2000 approved the Licensing Rules for Telecommunications Services, National Interconnection Rules, Universal Service General Rules and Rules for the Administration, Management and Control of the Radioelectric Spectrum. One of its main goals is to remove hindrances derived from a monopolistic or restricted competition regime. Accordingly, paragraph 10.2.C) of the Licensing Rules for Telecommunications Services established as one of the main obligations of suppliers to observe the principles of fair competition, and not to incur in anti-competitive conducts, abusive and/or discriminatory practices, under the legal provisions in force.

In the same Decree 764/2000 it is set forth that the provisions of the Rules related to the respect owed by the operators to fair competition rules, imply a general and preventive control of the actions performed by the telecommunications market participants, without prejudice to the authority of the Defense of Competition agencies that may act, ex post facto, in any specific case of infringement of Law 25,156.

-III-

Following the above regulatory overview, it should be highlighted that in Resolution 78 dated October 16, 2007, the Argentine Antitrust Commission under the case that reviews the Transaction, considered the following:

That Telefónica de España is the owner, directly or indirectly, in Argentina of more than 98% of the capital stock of Telefónica de Argentina S.A.

That Telecom Argentina is one of the two major fixed-line operators in Argentina and the owner of Telecom Personal, a cellular service provider.

That Telefónica de Argentina is the other operator of major fixed telephony, mobile telephony and Internet access services.

That the basic telephone service market is a privatized and regulated market, subject to the balance imposed under the express prohibition of monopolistic practices by the Constitution and by law.

That as a result of the Transaction, Telefónica de España would become an influential shareholder of Telecom Italia and, through it, of all its controlled companies, including Telecom Argentina.

That Telefónica de España’s “self-limitation” provisions in respect of decisions of its competitor Telecom Argentina, would prima facie be irrelevant at the time of exercising its influence on decision-making.

That the acquisition by Telefónica de España of an interest in Telecom Italia is part of a commercial and industrial plan of strategic expansion which must be analyzed by the relevant regulatory entities since the acquisition of one by the other may affect the market and, consequently, users, competitors and third-party shareholders.

To sum up, in such resolution, the Argentine Antitrust Commission stated that there were reasonable grounds to believe that the Transaction was “likely to potentially distort market competition standards and harm general economic interests”.

In such resolution, the Argentine Antitrust Commission provided for the appointment of two observers in Telecom Argentina, one of whom was appointed by the National Communications Commission, a decentralized agency within the scope of authority of this Secretariat.

The observers have submitted the relevant report which is not necessary and pertinent to review now given its confidential nature.

Under the present circumstances, any alteration or change in the control structure of Sofora, Nortel and Telecom Argentina, which directly or indirectly involves Telecom Italia or Telecom Italia Internacional, without the prior approval of this Secretariat as the Enforcement Authority, must be avoided.

Otherwise, the telecommunications market competition distortion which the Argentine Antitrust Commission considered prima facie a potential risk would actually occur. It is the duty of this Secretariat to prevent it.

-IV-

The Transaction was not submitted by the contracting parties, Telecom Italia, Telecom Italia Internacional, Sofora, Nortel or Telecom Argentina to the prior approval of the Communications Secretariat.

However, this Secretariat of Communications, within its scope of authority, must adopt any available measures to comply with the constitutional duty imposed under Section 42 of the National Constitution and its related regulations.

Accordingly, for the time being, it is deemed necessary to adopt the measures described in the introductory paragraph, notwithstanding any other resolutions which may be adopted in the future in line with the conclusions that may derive from the analysis under way.

It is stated for the record that the measures informed herein were decided under the authority granted by Section 42 of the National Constitution and Decrees 62/1990, 677/1990, 764/2000 and 1142/2003.

Sincerely,

Signature and seal from: Architect Carlos Lisandro Salas, Secretariat of Communications.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date:	July 9, 2008	By:	/s/ José Gustavo Pozzi
		Name:	José Gustavo Pozzi
		Title:	General Manager